Exhibit 21

Capital Properties, Inc. and Subsidiaries

Subsidiaries of the Company

(As of March 1, 2012)

Subsidiary	State of Incorporation or Formation

Capital Terminal Company	Rhode Island

Dunellen, LLC	Delaware

Tri-State Displays, Inc.	Rhode Island